

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

James K. Price, Chief Executive Officer and Director
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, Georgia 30305

Re: ExamWorks Group, Inc.
Registration Statement on Form S-1
Filed October 13, 2010 and October 21, 2010
File No. 333-168831

Dear Mr. Price:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 22

1. We note your response to comment 1 and your revised disclosure in the Use of Proceeds section indicates that you have not determined a specific use for the $18.8 million portion of the net proceeds of this offering. Please add disclosure in this section as to the principal reasons for the offering.

Capitalization, page 24

2. It appears the pro forma as adjusted balances presented here are inconsistent with your pro forma as adjusted balances presented on page 25. Please revise your disclosure here to ensure that the pro forma as adjusted balance represents only the effects of the offering. To ensure a reader has a clear understanding, other transactions that will occur simultaneously with the offering should be presented in a separate column on a pro forma basis.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

<u>Acquisitions, page 41</u>

3.	We note the company's response to comment four of our letter dated October 1, 2010 and we partially reissue the comment. To the extent that the term, "best practices" appears in the prospectus, please revise your disclosure to define. Similarly, to the extent that the company refers to leveraging the company's knowledge and position in the industry, please discuss in greater detail.

<u>Results of Operations, page 44</u>

4.	Please revise your tabular disclosure to present predecessor financial information for the appropriate periods.

5.	We have reviewed your revised disclosure as a result of our prior comment 22 noting you have not addressed the historical results of the Predecessor, CFO Medical Services. Please revise your disclosure to present a discussion of the results of operations of the Predecessor for the year ended December 31, 2007 and the period from January 1, 2008 to July 13, 2008.

6.	We have reviewed your revised disclosure as a result of our prior comment 22 noting you have provided a discussion of "combined" financial data for the years ended December 31, 2008 and 2007. Please note that it is inappropriate to merely combine information for those periods. You should consider whether your discussion of the historical results of operations should be supplemented by a discussion based upon pro forma financial information to reflect the acquisition that occurred in July 2008. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

<u>Business, page 62</u>

7.	Please revise to identify the predecessor company in this section. Revise to describe the July 14, 2008 transaction in more detail.

Intellectual Property, page 73

8.   We note your response to comment 14 of our letter dated October 1, 2010. Please revise to specifically disclose the company's current patents, trademarks and copyrights and the remaining duration of each.

Executive Compensation, page 85
Compensation Discussion and Analysis, page 85

9.   We note the monitoring fees to Mssrs. Perlman and Price will be terminated upon completion of the offering. Given that this was the majority of their compensation, discuss the compensation arrangements for these two NEOs following completion of the offering. See Instruction 2 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 88

10.   We note your revised disclosure in response to comment 20 of our letter dated October 1, 2010. Please add a sentence to your footnote disclosure confirming that the grant date fair value of the shares issued was computed in accordance with stock-based compensation accounting rules (ASC Topic 718) for 2009.

Exhibits

11.   We note your response to comment 26 of our letter dated October 1, 2010. Item 601(b)(10) of Regulation S-K requires that agreements be filed in their entirety. Please file Exhibit 10.1.7 in its entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel at (202) 551-3737 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Reinaldo Pascual, Esq.
fax: (404) 685-5227